UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

ev3 Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A 20 0

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928A 20 0		Page 2 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG, PINCUS EQUITY PARTNERS, L.P. IRS Number 13-3536060
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5(a) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26928A 20 0		Page 3 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PARTNERS, LLC IRS Number 13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26928A 20 0		Page 4 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS & CO. IRS Number 13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26928A 20 0		Page 5 of 8 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS LLC IRS Number 13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (see Item 5(b) of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (see Item 5(b) of this Schedule 13D)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5(a) of this Schedule 13D)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5(b) of this Schedule 13D)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 8 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2005 (as amended by Amendment No. 1 thereto previously filed with the SEC on April 24, 2007, Amendment No. 2 thereto previously filed with the SEC on August 4, 2009 and Amendment No. 3 thereto previously filed with the SEC on June 1, 2010, the “Original Schedule 13D”), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WPEP, WP Partners and WP, the “Warburg Pincus Reporting Entities”).  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Entities.  This Amendment No. 4 relates to the common stock, $0.01 par value per share (the “Common Stock”), of ev3 Inc., a Delaware corporation (the “Company”).  The holdings of Common Stock of WPEP reported in the Original Schedule 13D includes certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPNEP I and WPEP, the “Investors”).

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender of Shares

Pursuant to the terms of that certain Agreement and Plan of Merger, dated June 1, 2010, by and among the Company, COV Delaware Corporation (“Purchaser”) and Covidien Group S.a.r.l. (“Parent”), Purchaser commenced the tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock of the Company at $22.50 per share in cash (the “Offer Price”), without interest thereon, on June 11, 2010.  Pursuant to the terms of the Tender and Voting Agreement, dated as of June 1, 2010, among the Investors, Parent and Purchaser (the “Tender Agreement”), the Investors tendered all of their 27,151,570 shares of Common Stock (the “WP Shares”) in the Offer.  The Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, July 9, 2010 and Purchaser accepted for payment all shares of Common Stock of the Company validly tendered and not properly withdrawn in the Offer, including the WP Shares, in accordance with the terms of the Offer.

Page 7 of 8 Pages

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Entities beneficially own any shares of Common Stock of the Company as of July 9, 2010.

(b)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Entities beneficially own any shares of Common Stock of the Company as of July 9, 2010.

(c)           Except for the tender and acceptance of the WP Shares in the Offer as described in Item 4, no transactions in the Common Stock were effected during the past sixty days by any of the Warburg Pincus Reporting Entities.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 of the Original Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Entities.

(e)           Not applicable.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010

WARBURG, PINCUS EQUITY PARTNERS, L.P.

By:     Warburg Pincus Partners, LLC, its
                        General Partner

By:     Warburg Pincus & Co., its
                        Managing Member

By:       /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By:     Warburg Pincus & Co., its
                        Managing Member

By:     /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS & CO.

By:       /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS LLC

By:       /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:   Managing Director